Exhibit 99.7
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with International Financial Reporting Standards (IFRS) as of March 31, 2009. It is important that you read this table together with, and it is qualified by reference to, our audited annual consolidated financial statements set forth in Exhibit 99.2 to our Form 6-K dated March 25, 2009.
As of March 31, 2009

	NOK	U.S. $
	(in millions) (unaudited)
Short-term debt (commercial paper and current portion of bond debt) *	84,863.6	12,703.8

Long-term debt (excluding current portions)
Bonds	148,149.6	22,177.4
Subordinated debt	1,638.8	245.3

Total long-term debt	149,788.4	22,422.7

Capital contribution securities	336.5	50.4

Shareholders’ equity
Share capital (nominal value NOK 10,500 per share, shares authorized and outstanding 263,914)	2,771.1	414.8
Share premium reserve	176.6	26.4
Other equity	6,295.5	942.4

Total shareholders’ equity	9,243.2	1,383.6

Total capitalization	244,231.7	36,560.5

*	All our debt is unsecured and unguaranteed. The current portion of bond debt is based on expected maturity on structured bonds in accordance with our internal model.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.68 = U.S.$1.00, the mid price of the Central Bank of Norway on March 31, 2009.